Exhibit 99.82

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

State of Colorado Clears the Way for New License Decision on Energy Fuels’ Piñon Ridge Mill

Toronto, Ontario – March 1, 2013

Energy Fuels Inc. (TSX : EFR) (“Energy Fuels” or the “Company”) is pleased to announce that the Executive Director of the Colorado Department of Public Health and Environment (“CDPHE”), Dr. Chris Urbina, affirmed the decision of an appointed hearing officer in an administrative process required for the reissuance of the radioactive materials license for the Company’s Piñon Ridge Mill. As was previously announced by the Company on January 15, 2013, a hearing officer concluded that the November 2012 administrative hearing on the Piñon Ridge Mill, held for the purpose of augmenting the administrative record, fully satisfied the requirements of Colorado law. A group of non-government organizations appealed the hearing officer’s decision. Dr. Urbina’s decision today denied their appeal, paving the way for CDPHE to issue a new license decision. Neither the hearing officer’s nor Dr. Urbina’s decision made any substantive recommendations regarding the approval or denial of the license.

A license for the Piñon Ridge Mill was issued by CDPHE in March 2011, but was set aside pending the completion of the November 2012 administrative hearing. Energy Fuels expects that CDPHE will issue a new license decision on the Piñon Ridge Mill by the end of April 2013.

About Energy Fuels: Energy Fuels is America's largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S., and is also a significant producer of vanadium. The company operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S., capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “Forward Looking Information” within the meaning of applicable Canadian securities legislation, which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company and its projects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, included herein are generally considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are described under the caption “Risk Factors” in the Company’s Annual Information Form dated December 20, 2012, which is available for view on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.

Curtis Moore
Investor Relations
(303) 974-2140
Toll free: 1-888-864-2125
Email: investorinfo@energyfuels.com
Website: www.energyfuels.com